October 25, 2007

Via EDGAR

Ms. Christine Adams

Staff Accountant

US Securities and Exchange Commission

Division of Corporate Finance

100 F St. NE

Washington, DC 20549

Re:	eDiets.com, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 29, 2007

Forms 10-Q for Fiscal Quarter Ended June 30, 2007

File No. 0-30559

Dear Ms. Adams:

This letter confirms our discussion that eDiets will respond to comments of the Staff of the Securities and Exchange Commission as set forth in the Commission’s letter dated October 18, 2007 to Robert T. Hamilton, Chief Financial Officer of eDiets.com, Inc. with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and the Company’s Form 10-Q for the fiscal quarter ended June 30, 2007 by the close of business on November 5, 2007.

Please contact me at 954-703-6374 or James Epstein, General Counsel at 954-703-6375 if you have any questions.

Regards,

/s/ Robert T. Hamilton
Robert T. Hamilton
Chief Financial Officer
eDiets.com, Inc.